ISSUED ON BEHALF OF RELX PLC

22 September 2015

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Linda Sanford, a Non-Executive Director of the Company, was appointed as an independent Director of Pitney Bowes, Inc. with effect from 21 September 2015. Pitney Bowes, Inc. is listed on the New York Stock Exchange.